Form of Consent Letter

March 27, 2006

Golden Queen Mining Co. Ltd.
6411 Imperial Avenue
West Vancouver, BC V7W 2J5

Re: Golden Queen Mining Co. Ltd. (the "Company")
Annual Report on Form 10-KSB

I am the author of the technical report titled "Soledad Mountain Project", dated July, 2000 (the "Report") referred to in the Form 10-KSB (the "Form 10-KSB") of the Company for the period ended December 31, 2004, I consent to being named in the Form 10-KSB and to the use of, or reference to, the Report in the Form 10-KSB and in any prior annual reports filed by the Company with the SEC following the date of the Report.

This report was prepared for David Rubio, Golden Queen Mining Company, by Mintec, Inc. This report is based on information provided by Golden Queen Mining Company as part of their ongoing project evaluations of the Soledad Mountain Project, located in Mojave, California and are not within the control of Mintec, Inc. All statements contained or conclusions reached in this report are made on the basis that any liability of any nature (whether in negligence, tort, contract, by statute or otherwise) which would otherwise exist or arise in any circumstances by reference to this report, or any part of or omission from this report, is excluded to the maximum extent permitted by law. The use of this report or any information contained therein shall be at the user's sole risk, regardless of any fault or negligence of Mintec, Inc. Mintec has verified the calculation logic, however all the geologic interpretation and the interpolation assumptions were provided by GQMC. All mining metallurgy and economic assumptions upon which the mine designs and production schedule are based on are also from GQMC. No site visit was made by Mintec personnel for the project work conducted in this report.

Respectfully submitted,

Fred Fest

Fred Fest,
Senior Mining Engineer